Fortis Fiduciary Fund, Inc.

Effective October 23, 1998, Fortis Fiduciary Fund, Inc.
(SEC File No. 811-03269) was merged into Fortis Capital
Fund, a series of Fortis Equity Portfolios, Inc.  The
merger was approved by the Boards of Directors of both
Fiduciary Fund, Inc. and Equity Portfolios, Inc.  The
shareholders of Fiduciary Fund approved the transaction
at a special meeting held October 20, 1998.  1,120,690
shares voted "for" the merger (representing 90% of the voting shares); and 37,770 shares voted "against" the merger (representing 3% of the voting shares). Further information concerning the details of the transaction is contained in the Form N-14 filed by Registrant with the Commission on August 14, 1998.

The steps necessary to de-register Fortis Fiduciary
Fund, Inc. have been initiated.